                                                                    Exhibit 16







Securities and Exchange Commission
Washington, D.C. 20549


June 5, 2000

Ladies and Gentlemen:

We were previously principal accountants for Alliance Gaming Corporation and, under the date of August 11, 1999, we reported on the consolidated financial statements of Alliance Gaming Corporation and subsidiaries as of and for the years ended June 30, 1999 and 1998. On June 1, 2000, our appointment as principal accountants was terminated. We have read Alliance Gaming Corporation's statements included under Item 4(a)(1) of its Form 8-K dated June 5, 2000, and we agree with such statements except that we are not in a position to agree or disagree with Alliance Gaming Corporation's statement that the change was approved by the Audit Committee and the Board of Directors of the Company.


Very truly yours,





/s/ KPMG LLP